FOR FURTHER INFORMATION:

AT THE COMPANY:
Karen J. Dearing
Chief Financial Officer
(248) 208-2500

FOR IMMEDIATE RELEASE

SUN COMMUNITIES, INC. REPORTS FIRST QUARTER 2008 RESULTS

Southfield, MI, May 12, 2008 - Sun Communities, Inc. (NYSE: SUI), a real estate investment trust (REIT) that owns and operates manufactured housing communities, today reported first quarter results.

During the first quarter ended March 31, 2008, total revenues increased 5.9 percent to $65.0 million, compared with $61.4 million in the first quarter of 2007. Net loss for the first quarter of 2008 was $(3.1) million or $(0.17) per diluted common share, compared with net income of $0.05 million, or $0.00 per diluted common share for the same period in 2007. Funds from operations (FFO)[1] were $11.0 million or $0.54 per diluted share/OP Unit in the first quarter of 2008 as compared to $15.5 million or $0.76 per diluted share/OP Unit in the first quarter of 2007.

Included in net loss for the period is equity loss from affiliate of $4.8 million from Origen Financial, Inc. ("Origen"). FFO would have been $15.9 million, or $0.78 per diluted share/OP Unit, without this equity loss from affiliate. Origen's business operations were severely hampered by the recent credit crisis causing the company to suspend originating loans on its own behalf, its primary business function, in March 2008. Origen has recently announced the potential sale of its servicing platform and its board of directors is continuing to review strategic alternatives to maximize shareholder value.

For 135 communities owned throughout both years, total revenues increased 1.9 percent for the three months ended March 31, 2008 and expenses increased 2.1 percent, resulting in an increase in net operating income[2] of 1.8 percent. Same property occupancy in the manufactured housing sites was 82.4 percent at March 31, 2008 and December 31, 2007.

Manufactured housing revenue producing sites increased by 6 sites during the first quarter of 2008 compared to an increase of 144 sites during the first quarter of 2007. Portfolio occupancy, excluding the rental program, would have declined by only 108 sites, the best first quarter performance in over five years. Also, net home purchases in the first quarter were 93, or an annualized rate of 372, compared to 573 and 851 net home purchases in 2007 and 2006, respectively.

"The improvement in occupancy statistics, without regard to the rental program, is an encouraging sign that the portfolio is nearing normalized occupancy changes and that the Company's dependence on its rental program may be reaching its inflection point", said Gary A. Shiffman, Chairman and Chief Executive Officer.

The Company sold 227 new and pre-owned homes during the first quarter of 2008 as compared to 185 sold during the quarter ended March 31, 2007. Rental home sales, included in total new and pre-owned home sales above, were 136 for the quarter ended March 31, 2008 as compared to 87 rental home sales in the first quarter of 2007.

The Company rented an additional 114 homes in the first quarter of 2008 bringing the total number of occupied rentals to 5,442 at March 31, 2008, as reflected in the accompanying table. Rental rates for the homes, including site rent, have increased approximately 3.6 percent over the past twelve months from an average of $697 per month at March 31, 2007 to an average of $722 per month at March 31, 2008.

"We are pleased with the financial results of the portfolio for the first quarter of 2008. While smoothly transitioning key management positions, the Company and its employees remained focused on fundamental operating metrics and were successful in achieving budgeted results" said Shiffman. "New repossessions continued to decline on a comparative basis both quarter over quarter and as an annual run rate to the previous year, while applications for both rentals and sales have increased", Shiffman added.

A conference call to discuss first quarter operating results will be held on May 12, 2008, at 11:00 A.M. Eastern Time. To participate, call toll-free 877-407-9039. Callers outside the U.S. or Canada can access the call at 201-689-8470. A replay will be available following the call through May 26, 2008, and can be accessed by dialing 877-660-6853 from the U.S. or 201-612-7415 outside the U.S. or Canada. The account number for the replay is 3055 and the ID number is 282472. The conference call will be available live on Sun Communities website www.suncommunities.com. Replay will also be available on the website.

Sun Communities, Inc. is a real estate investment trust that currently owns and operates a portfolio of 136 communities comprising 47,611 developed sites and approximately 6,600 sites suitable for development mainly in the Midwest and Southeast United States.

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[1] Funds from operations ("FFO") is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income (computed in accordance with generally accepted accounting principles), excluding gains (or losses) from sales of depreciable operating property, plus real estate-related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. FFO is a non-GAAP financial measure that management believes is a useful supplemental measure of the Company's operating performance. Management generally considers FFO to be a useful measure for reviewing comparative operating and financial performance because, by excluding gains and losses related to sales of previously depreciated operating real estate assets and excluding real estate asset depreciation and amortization (which can vary among owners of identical assets in similar condition based on historical cost accounting and useful life estimates), FFO provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates and operating costs, providing perspective not readily apparent from net income. Management believes that the use of FFO has been beneficial in improving the understanding of operating results of REITs among the investing public and making comparisons of REIT operating results more meaningful.

Because FFO excludes significant economic components of net income including depreciation and amortization, FFO should be used as an adjunct to net income and not as an alternative to net income. The principal limitation of FFO is that it does not represent cash flow from operations as defined by GAAP and is a supplemental measure of performance that does not replace net income as a measure of performance or net cash provided by operating activities as a measure of liquidity. In addition, FFO is not intended as a measure of a REIT's ability to meet debt principal repayments and other cash requirements, nor as a measure of working capital. FFO only provides investors with an additional performance measure. Other REITs may use different methods for calculating FFO and, accordingly, the Company's FFO may not be comparable to other REITs.

[2] Investors in and analysts following the real estate industry utilize net operating income ("NOI") as a supplemental performance measure. NOI is derived from revenues (determined in accordance with GAAP) minus property operating expenses and real estate taxes (determined in accordance with GAAP). NOI does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity; nor is it indicative of funds available for the Company's cash needs, including its ability to make cash distributions. The Company believes that net income is the most directly comparable GAAP measurement to net operating income. Net income includes interest and depreciation and amortization which often have no effect on the market value of a property and therefore limit its use as a performance measure. In addition, such expenses are often incurred at a parent company level and therefore are not necessarily linked to the performance of a real estate asset. The Company believes that net operating income is helpful to investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. The Company uses NOI as a key management tool when evaluating performance and growth of particular properties and/or groups of properties. The principal limitation of NOI is that it excludes depreciation, amortization and non-property specific expenses such as general and administrative expenses, all of which are significant costs, and therefore, NOI is a measure of the operating performance of the properties of the Company rather than of the Company overall.

For more information about Sun Communities, Inc.
visit our website at www.suncommunities.com
-FINANCIAL TABLES FOLLOW-

FORWARD LOOKING STATEMENTS

This press release contains various "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, and the Company intends that such forward-looking statements will be subject to the safe harbors created thereby. The words "will," "may," "could," "expect," "anticipate," "believes," "intends," "should," "plans," "estimates," "approximate", "guidance" and similar expressions identify these forward-looking statements. These forward-looking statements reflect the Company's current views with respect to future events and financial performance, but involve known and unknown risks and uncertainties, both general and specific to the matters discussed in this press release. These risks and uncertainties may cause the actual results of the Company to be materially different from any future results expressed or implied by such forward-looking statements. Such risks and uncertainties include the ability of manufactured home buyers to obtain financing, the level of repossessions by manufactured home lenders and those referenced under the headings entitled "Factors That May Affect Future Results" or "Risk Factors" contained in the Company's filings with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date hereof and the Company expressly disclaims any obligation to provide public updates, revisions or amendments to any forward- looking statements made herein to reflect changes in the Company's expectations of future events.

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Amounts in thousands except for per share data)
(Unaudited)

	2008	2007
REVENUES		
Income from real property	$ 50,553	$ 49,466
Revenue from home sales	7,503	6,150
Rental home revenue	4,996	4,439
Ancillary revenues, net	226	263
Interest	805	789
Other income	871	250
Total revenues	64,954	61,357
COSTS AND EXPENSES		
Property operating and maintenance	12,361	11,946
Real estate taxes	4,169	4,098
Cost of home sales	5,839	4,924
Rental home operating and maintenance	3,466	3,140
General and administrative - real property	4,172	4,385
General and administrative - home sales and rentals	1,612	1,658
Depreciation and amortization	16,005	15,350
Interest	15,380	15,169
Interest on mandatorily redeemable debt	844	917
Total expenses	63,848	61,587
Equity income (loss) from affiliate	(4,830)	307
Income (loss) before income tax and minority interest	(3,724)	77
Less: Provision (benefit) for state income taxes	(235)	25
Income (loss) from operations	(3,489)	52
Less: Income (loss) allocated to minority interest	(394)	6
Net income (loss)	$ (3,095)	$ 46
Weighted average common shares outstanding:		
Basic	18,077	17,841
Diluted	18,077	17,985
Basic and diluted net income (loss) per share:	$ (0.17)	$ 0.00

RECONCILIATION OF NET INCOME (LOSS) TO FUNDS FROM OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Amounts in thousands except for per share data)
(Unaudited)

	2008	2007
Net income (loss)	$ (3,095)[3]	$ 46
Adjustments:		
Depreciation and amortization	16,449	15,572
Valuation adjustment [4]	—	(122)
Provision for state income tax [5]	(389)	—
Gain on disposition of assets, net	(1,542)	(2)
Income (loss) allocated to minority interest	(394)	6
Funds from operations (FFO)	$ 11,029	$ 15,500
Weighted average common shares/OP Units outstanding:		
Basic	20,379	20,143
Diluted	20,436	20,287
FFO per weighted average Common Share/OP Unit - Basic	$ 0.54	$ 0.77
FFO per weighted average Common Share/OP Unit - Diluted	$ 0.54	$ 0.76

[3] Net loss for the three months ended March 31, 2008 includes a $4.8 million equity loss from affiliate (Origen). The table below is adjusted to exclude this amount:

	2008
Net income (loss) as reported	$ (3,095)
Equity loss from affiliate adjustment	4,830
Adjustment to loss allocated to common minority interest	(545)
Adjusted net income	$ 1,190
Depreciation and amortization	16,449
Valuation adjustment	—
Provision for state income tax	(389)
Gain on disposition of assets, net	(1,542)
Income allocated to common minority interests	151
Adjusted Funds from operations (FFO)	$ 15,859
Adjusted FFO per weighted avg. Common Share/OP Unit - Diluted	$ 0.78

[4] The Company had an interest rate swap, which matured in July 2007, which was not eligible for hedge accounting. Accordingly, the valuation adjustment (the theoretical non-cash profit or loss if the swap contract were to be terminated at the balance sheet date) was recorded in interest expense. If held to maturity the net cumulative valuation adjustment would approximate zero. The Company had no intention of terminating the swap prior to maturity and therefore excluded the valuation adjustment from FFO so as not to distort this comparative measure.

[5] This tax provision represents the reversal of potential future state taxes payable on sale of company assets added back to FFO in a prior period.

SUN COMMUNITIES, INC.
SELECTED BALANCE SHEET DATA
(Amounts in thousands)

	(Unaudited) March 31, 2008		December 31, 2007	
Investment property before accumulated depreciation	$	1,543,398	$	1,538,426
Total assets	$	1,233,197	$	1,245,823
Total debt	$	1,191,635	$	1,187,675
Total minority interests and stockholders' equity	$	8,531	$	26,046

SUN COMMUNITIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED MARCH 31, 2008 AND 2007
(Amounts in thousands)
(Unaudited)

	2008		2007	
Net income (loss)	$	(3,095)	$	46
Unrealized loss on interest rate swaps		(1,416)		(254)
Comprehensive loss	$	(4,511)	$	(208)

SUN COMMUNITIES, INC.
ADDITIONAL INFORMATION

SAME PROPERTY RESULTS

For 135 communities owned throughout both years (amounts in thousands):

	Three Months Ended March 31,		
	2008	2007	% change
Total revenue	$ 48,227	$ 47,326	1.9%
Total expense	13,511	13,230	2.1%
Net operating income(2)	$ 34,716	$ 34,096	1.8%

Same property occupancy and average monthly rent information at March 31, 2008 and 2007:

	2008	2007
Total manufactured housing sites	42,135	42,114
Occupied manufactured housing sites	34,705	34,974
Manufactured housing occupancy %	82.4%	83.0%
Average monthly rent per site	$ 385	$ 374

RENTAL PROGRAM SUMMARY

	Three Months Ended March 31,	
	2008	2007
Rental home revenue	$ 4,996	$ 4,439
Site rent included in Income from real property	5,981	5,065
Rental program revenue	10,977	9,504
Expenses		
Payroll and commissions	523	493
Repairs and refurbishment	1,523	1,432
Taxes and insurance	691	581
Other	729	634
Rental program operating and maintenance	3,466	3,140
Net operating income (2)	$ 7,511	$ 6,364

Occupied rental homes information at March 31, 2008 and 2007 (in thousands except for *):

	2008	2007
Number of occupied rentals, end of period*	5,442	4,860
Cost of occupied rental homes	$ 164,712	$ 144,215
Weighted average monthly rental rate*	$ 722	$ 697